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                      SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C. 20549

                                ---------------


                               SCHEDULE 14D-9/A
                               (AMENDMENT NO.3)



              SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
           SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                             TYLAN GENERAL, INC.
                          (NAME OF SUBJECT COMPANY)

                                ---------------

                             TYLAN GENERAL, INC.
                     (NAME OF PERSON(S) FILING STATEMENT

                                ---------------

                        COMMON STOCK, $.001 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

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                                 902 169 101
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               DAVID J. FERRAN
                            CHAIRMAN OF THE BOARD,
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             TYLAN GENERAL, INC.
                           15330 AVENUE OF SCIENCE
                         SAN DIEGO, CALIFORNIA 92128
                                (619) 618-1990

     (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                  COPIES TO:

       EDWARD S. ROSENTHAL, ESQ.                     D. BRADLEY PECK, ESQ.
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON            LANCE W. BRIDGES, ESQ.
   350 SOUTH GRAND AVENUE, 32ND FLOOR                 COOLEY GODWARD LLP
     LOS ANGELES, CALIFORNIA 90071             4365 EXECUTIVE DRIVE, SUITE 1100
             (213)473-2000                       SAN DIEGO, CALIFORNIA 92121
                                                        (619) 550-6000

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        Tylan General, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed on December 17, 1996 and subsequently amended on December 20, 1996 and January 2, 1997, with respect to the tender offer by MCTG Acquisition Corp., a Delaware corporation ("Bidder Sub"), a subsidiary of Millipore Corporation, a Massachusetts corporation ("Bidder"), to purchase all of the outstanding Common Stock, $.001 par value per share (including the associated Series A Junior Participating Preferred Stock Purchase Rights), of the Company. Capitalized terms herein have the meanings assigned to them in the Schedule 14D-9, unless otherwise defined herein.

2.  Tender Offer of the Bidder

        Item 2 is hereby amended by deleting the existing second sentence and replacing it with the following sentence:

        The Offer is being made by the Bidder pursuant to an Agreement and Plan of Merger entered into on December 16, 1996, as amended on January 15, 1997 (the "Merger Agreement"), between the Company, Millipore and MCTG Acquisition Corp. ("Bidder Sub").

3.  Identity and Background

        Section 3(b)(ii)(1) of Item 3 is hereby amended by deleting the existing second sentence of the first paragraph thereof and replacing it with the following three sentences:

        The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement. A copy of the Agreement and Plan of Merger, dated December 16, 1996, between the Company, Bidder and Bidder Sub is attached hereto as Exhibit 99.11. A copy of the Amendment to Agreement and Plan of Merger, dated January 15, 1997, between the Company, Bidder and Bidder Sub is attached hereto as Exhibit 99.16.

        The paragraph under the caption "Stock Options" in Section 3(b)(ii)(1) of Item 3 is hereby amended by adding the following sentence at the end of the paragraph:

        The Company shall have the right to amend the terms of any Company Stock Option which is an incentive stock option satisfying the requirements of
Section 422 of the Internal Revenue Code of 1986, as amended (an "Incentive Stock Option"), outstanding on the date of the Merger Agreement so that it would be vested on the scheduled date of termination of the Offer and the Company shall have the right to amend the terms of any Company Stock Option which is not an Incentive Stock Option outstanding on the date of the Merger Agreement so that it would become vested immediately prior to the Effective Time.

8.  Additional Information to be Furnished

        Item 8 is hereby amended by adding the following paragraph at the end of the Item:

        On January 9, 1997, the Company was notified by the Premerger Clearance Office of the Federal Trade Commission that the waiting period applicable to the consummation of the Merger under the HSR Act was terminated early.

9.  Material to be filed as Exhibits

        Item 9 is hereby amended by the addition of the following Exhibit hereto:

        99.16 Amendment to Agreement and Plan of Merger, dated January 15, 1997, between the Company, Bidder and Bidder Sub.



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                                  SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.


                                        TYLAN GENERAL, INC.




                                        By:      /s/ DON E. WHITSON
                                           --------------------------------
                                                     Don E. Whitson
                                           Vice Chairman of the Board and Chief
                                              Administrative Officer




Date:  January 16, 1997